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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                RSTAR CORPORATION
                       (Name of Subject Company (Issuer))

                           RSTAR CORPORATION (Issuer)
               GILAT SATELLITE NETWORKS LTD. (Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   74973F 104
                      (CUSIP Number of Class of Securities)

                          Gilat Satellite Networks Inc.
                              1651 Old Meadow Road
                             McLean, Virginia 22102
                                 (703) 734-9401
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:

        Steven G. Tepper, Esq.                      Jonathan Klein, Esq.
           Arnold & Porter                    Piper Marbury Rudnick & Wolfe LLP
           399 Park Avenue                       1251 Avenue of the Americas
       New York, New York 10022                    New York, New York 10020
         Tel: (212) 715-1140                         Tel: (212) 835-6000
         Fax: (212) 715-1399                         Fax: (212) 835-6001

                           Calculation of Filing Fee
 ------------------------------------------------------------------------------
|     Transaction valuation*          |            Amount of filing fee**      |
|                                     |                                        |
|          $ 3,284,210                |                   $ 303                |
 ------------------------------------------------------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee based upon (1) the average of the high and low prices of rStar Corporation common stock on February 12, 2002 and (2) 6,315,789 shares of rStar Corporation common stock, par value $0.01, which is the maximum number of shares that may be exchanged pursuant to the tender offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $569         Filing Party: Gilat Satellite Network Ltd.
                         ----------                 ----------------------------
Form or Registration No.: Form F- 4   Date Filed:   October 11, 2001
                         ----------                 ----------------------------

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[ ]  Check the box if the  filing  relates  solely  to  preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
                                         ----------

[X]  issuer tender offer subject to Rule 13e-4.
                                         -----

[ ]  going-private transaction subject to Rule 13e-3.
                                          ----------

[X]  amendment to Schedule 13D under Rule 13d-2
                                          -----

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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1. Names of Reporting Persons. GILAT SATELLITE NETWORKS LTD.

    I.R.S. Identification Nos. of above persons (entities only).  NOT APPLICABLE

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) ........................................................................

    (b) ........................................................................

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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)...........................................................

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6. Citizenship or Place of Organization    ISRAEL

               -----------------------------------------------------------------
               7. Sole Voting Power ............................................
Number of
Shares         -----------------------------------------------------------------
Beneficially   8. Shared Voting Power  88,707,564 Shares(1)**
Owned by
Each           -----------------------------------------------------------------
Reporting      9. Sole Dispositive Power .......................................
Person With

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10. Shared Dispositive Power  88,707,564 Shares(1)**

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    88,707,564 Shares(1)**

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11) 85%**

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14. Type of Reporting Person (See Instructions)   CO

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(1) This includes 41,265,995 shares that Gilat Satellite Networks Ltd. holds indirectly through its wholly-owned subsidiary, Gilat Satellite Networks (Holland) B.V.

** Note that as more fully described in the Offer to Exchange/Prospectus filed with this tender offer statement on Schedule TO as Exhibit (a)(4), Gilat Satellite Networks Ltd. has reached an agreement in principle with StarBand Communications Inc. ("StarBand US"), pursuant to which StarBand US may be entitled to receive, subject to certain conditions, approximately 15,600,000 of these shares of rStar common stock.


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This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the exchange offer by rStar Corporation, a Delaware corporation ("rStar"), and Gilat Satellite Networks Ltd., an Israeli corporation and a majority stockholder of rStar ("Gilat," and together with rStar, the "Offerors"), to exchange up to 6,315,789 shares of rStar common stock, par value $0.01 per share (the "Shares"), for 0.0738 of a Gilat ordinary share and cash consideration in an amount between $0.32 and $1.58, per share, less any required withholding taxes, net to the seller, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus (as defined below) and related Letter of Transmittal. The exact amount of the cash consideration will be calculated pursuant to a formula described in the Offer to Exchange/Prospectus (as defined below), which is based upon the average closing price for the Gilat ordinary shares over a period of time ending before the expiration of the exchange offer. This Schedule TO is being filed on behalf of rStar and Gilat.

Gilat has filed a Registration Statement on Form F-4 (the "Form F-4") registering the Gilat ordinary shares that are being offered to rStar stockholders in exchange for their Shares, as set forth in the offer to exchange/prospectus which is a part of the Form F-4 (the "Offer to Exchange/Prospectus") and the related Letter of Transmittal. On February 14, 2002, Gilat filed an amended and restated Offer to Exchange/Prospectus and Form F-4. A copy of the Offer to Exchange/Prospectus and related Letter of Transmittal are filed with this Schedule TO as Exhibit (a)(4) and Exhibit
(a)(1)(A), respectively.

All of the information set forth in the Offer to Exchange/Prospectus and related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the exchange offer and filed the Securities & Exchange Commission by Gilat and/or rStar, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Except as otherwise set forth in the Offer to Exchange/Prospectus, during the last five years, none of the Offerors, or to the best knowledge of the Offerors, none of the executive officers, directors, or controlling persons of the Offerors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS

     Financial information concerning Gilat is incorporated herein by reference to pages F-1 through F-62 of Gilat's annual report on Form 20-F/A for the fiscal year ended December 31, 2000, filed with the Securities & Exchange Commission on February 7, 2002, and filed via Edgar with this Schedule TO as Exhibit (a)(5) hereto.

ITEM 11.  ADDITIONAL INFORMATION.

     The Letter of Transmittal filed as Exhibit (a)(1)(A) hereto is incorporated herein by reference.


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ITEM 12.  EXHIBITS

          (a)(1)(A) Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(B) Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Gilat Form F-4 (333-71422) filed on February 14,
                         2002).
          (a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(F) Joint Press Release issued by Gilat and rStar on April 25, 2001 (incorporated by reference to Form 425 filed by rStar on April 25, 2001).
          (a)(1)(G) Joint Press Release issued by Gilat and rStar on September 10, 2001 (incorporated by reference to Form 425 filed by rStar on September 10, 2001).
          (a)(1)(H) Joint Press Release issued by Gilat and rStar on January 2, 2002 (incorporated by reference to Form 425 filed by rStar on January 2, 2002).
          (a)(2)         Not applicable.
          (a)(3)         Not applicable.
          (a)(4) Offer to Exchange/Prospectus (incorporated by reference to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(5) Annual Report of Gilat on Form 20-F/A for the fiscal year ended December 31, 2000.
          (b)            Not applicable.
          (d.1) Second Amended and Restated Acquisition Agreement, dated December 31, 2001, by and among rStar, Gilat, and Gilat to Home Latin America (Holland) N.V. (incorporated by reference to Exhibit 2.1 to the Gilat Form F-4 (333-71422) filed on January 15, 2002).
          (d.2) Voting Agreement, dated April 23, 2001, among (i) The Mortensen 2000 Family Resource Trust, The Mortensen Charitable Trust, CAVCO of North Florida, Inc., The Arnouse Charitable Trust and Michael Arnouse, (ii) rStar, and (iii) Gilat and Gilat Satellite Networks (Holland) B.V.
          (g)            Not applicable.
          (h)            Not applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a)            Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            rSTAR CORPORATION


Date: February 14, 2002                     By: /s/ Lance Mortensen
-----------------------                         --------------------------------
                                                Name:  Lance Mortensen
                                                Title: Chief Executive Officer



                                            GILAT SATELLITE NETWORKS LTD.


Date: February 14, 2002                     By: /s/ Yoav Leibovitch
-----------------------                         --------------------------------
                                                Name:  Yoav Leibovitch
                                                Title: Vice President, Finance
                                                       and Administration and
                                                       Chief Financial Officer


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                                       INDEX OF EXHIBITS
                                       -----------------


          Exhibit No.                    Description
          -----------                   -----------
          (a)(1)(A) Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Gilat Form F-4 (333-71422) filed on February 14 2002).
          (a)(1)(B) Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Gilat Form F-4 (333-71422) filed on February 14, 2002).
          (a)(1)(F) Joint Press Release issued by Gilat and rStar on April 25, 2001 (incorporated by reference to Form 425 filed by rStar on April 25, 2001).
          (a)(1)(G) Joint Press Release issued by Gilat and rStar on September 10, 2001 (incorporated by reference to Form 425 filed by rStar on September 10, 2001).
          (a)(1)(H) Joint Press Release issued by Gilat and rStar on January 2, 2002 (incorporated by reference to Form 425 filed by rStar on January 2, 2002).
          (a)(2)        Not applicable.
          (a)(3)        Not applicable.
          (a)(4) Offer to Exchange/Prospectus (incorporated by reference to the Gilat Form F-4 (333-71422) filed on February 14,
                        2002).
          (a)(5) Annual Report of Gilat on Form 20-F/A for the fiscal year ended December 31, 2000.
          (b)           Not applicable.
          (d.1) Second Amended and Restated Acquisition Agreement, dated December 31, 2001, by and among rStar, Gilat, and Gilat to Home Latin America (Holland) N.V. (incorporated by reference to Exhibit 2.1 to the Gilat Form F-4 (333-71422) filed on January 15, 2002).
          (d.2) Voting Agreement, dated April 23, 2001, among (i) The Mortensen 2000 Family Resource Trust, The Mortensen Charitable Trust, CAVCO of North Florida, Inc., The Arnouse Charitable Trust and Michael Arnouse, (ii) rStar, and (iii) Gilat and Gilat Satellite Networks (Holland) B.V.
          (g)           Not applicable.
          (h)           Not applicable.




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